

August 12, 2015

VIA E-MAIL

David P. Glatz
K&L Gates LLP
70 W. Madison St., Suite 3100
Chicago, IL 60602

Re: Nuveen High Income December 2018 Target Term Fund
        File Nos: 333-205695 and 811-23074
        Nuveen High Income December 2020 Target Term Fund
        File Nos: 333-205696 and 811-23075
        Nuveen High Income December 2022 Target Term Fund
        File Nos: 333-205697 and 811-23073

Dear Mr. Glatz:

The staff reviewed the above-referenced registration statements on Form N-2 for the Nuveen High Income December 2018 Target Term Fund ("2018 Fund"), Nuveen High Income December 2020 Target Term Fund ("2020 Fund"), and Nuveen High Income December 2022 Target Term Fund ("2022 Fund") (collectively, the "Funds"), filed with the Securities and Exchange Commission on July 16, 2015. We have given the registration statements a selective review. Based on our review, we have the following comments. Unless otherwise noted, page numbers refer to the registration statement for the 2018 Fund.

General

1.   We note that portions of the registration statements are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statements.

3.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions described in the registration statements.

Registration Statement Cover Page

4.   Please confirm supplementally that the "Amount Being Registered" in the "Calculation of Registration Fee under the Securities Act of 1933" table includes all shares that may be issued pursuant to the Underwriters' over-allotment option.

Who May Want to Invest, page 1

5.   The 2018 Fund and 2020 Fund will follow a "short duration" strategy, whereas the 2022 Fund will follow a "short intermediate duration" strategy. Please define or otherwise explain the concepts "short duration" and "short intermediate duration."

Investment Advisor and Subadviser, pages 10-11

6.   Please disclose how each Fund's investments in derivatives will be valued for purposes of calculating "Managed Assets." We may have further comments.

Leverage, pages 37-39

7.   With respect to your statement on page 38 that "[t]he Fund maintains in a segregated account with its custodian cash or liquid securities having a value at least equal to the Fund's net payment obligations under any swap transaction, marked-to-market daily," please confirm that when the Funds sell or write a credit default swap, they will segregate the full notional value of the swap.

Additional Compensation to be Paid by Nuveen Fund Advisors, pages 73-74

8.   Please remove the references to syndication fees in the second and last paragraphs of this section, as neither the Adviser nor the Funds will be paying such fees.

Investment Restrictions, SAI page 5

9.   The Fund seeks to carve out lenders and other financial intermediaries from the term "issuer" for purposes of the Fund's concentration policy. Assets allocated to any loan participation or bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan should be considered as being invested in the industry of the financial intermediary as well as in the industry of the borrower. *See* Pilgrim Prime Rate Trust (pub. avail. June 29, 1989). Please revise the policy accordingly.

Signature Page

10.   Please explain the reference to "Sole Trustee" with respect to William Adams IV, as there are eleven trustees of the Funds. Further, pursuant to Section 6(a) of the Securities Act of 1933, a registration statement must be signed by a *majority* of its board of directors. The signature page does not appear to comply with Section 6(a). Please explain.

The 2018 Fund

Investment Policies, pages 3-5

11. The Fund will invest primarily in short-term securities. Please reconcile this strategy with the Fund's "deviation" from its investment objective to invest in "short-term investments," including "short-term securities," during temporary defensive periods, as disclosed in the last paragraph of this section and on pages 26 and 36 of the prospectus.

Leverage, pages 7-8; 37-39

12. The prospectus indicates that the Fund will have a three-year term, at which time it intends to cease its investment operations and liquidate its portfolio. Please explain supplementally how the Fund's use of derivatives with terms that may range up to five years will be consistent with the Fund's three-year term strategy.

Special Risk Considerations – Security Level Risks, pages 15-16

13. When describing duration risk, the discussion omits the explanation that securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations, presumably because the 2018 Fund will only invest in securities with shorter durations. Nonetheless, this disclosure is relevant with respect to securities of any duration, as the duration of any fixed-income security in which the Fund invests will be expected to change over time. Please consider reinserting this disclosure into the discussion on duration risk on pages 15 and 46 of the prospectus.

The 2022 Fund

Prospectus Cover Page

14. Please correct the name of the Fund on the cover page of the prospectus (*i.e.*, "Nuveen High December Income 2022 Target Term Fund").

*   *   *   *

Responses to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event a Fund requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of a registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions, please call me at (202) 551-8045. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at bentzingere@sec.gov. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely yours,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger